

December 13, 2013

Via E-mail
William A. Coskey
Chief Executive Officer
ENGlobal Corporation
654 N. Sam Houston Parkway E.
Suite 400
Houston, TX 77060-5914

> **Re:** **ENGlobal Corporation**
> **Form 10-K for the Fiscal Year Ended December 29, 2012**
> **Filed April 15, 2013**
> **Form 10-K/A for the Fiscal Year Ended December 29, 2012**
> **Filed April 29, 2013**
> **Form 10-Q for the Period Ended September 28, 2013**
> **Filed November 8, 2013**
> **Response Dated December 3, 2013**
> **File No. 1-14217**

Dear Mr. Coskey:

We have reviewed your response dated December 3, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Period Ended September 28, 2013

Note 4 – Disposal of Continuing Operations, page 7

1. We note your response to comment one from our letter dated November 18, 2013. Pursuant to ASC 205-20-20, we note that a component of an entity can be a reportable segment or an operating segment, a reporting unit, a subsidiary or an asset group. We further note that continuation of activities means the continuation of any revenue-producing or cost-generating activity through active involvement with the disposed component. You must therefore determine whether the Gulf Coast offices represent a component of an entity as defined by ASC 205-20-20 and if so, then determine if meets

the requirements set forth under ASC 205-20-45-1 to be classified as discontinued operations. Please therefore reassess whether your Gulf Cost offices represent a component of an entity as defined by ASC 205-20-20. Your assessment should fully address each of the following items:

- You indicate that your cash flows for the Gulf Coast offices are not distinguishable from the Engineering & Construction segment. However, your table on page seven has allocated 100% of the $14 million goodwill impairment to the Gulf Coast operations.
- Your disclosures on page 41 of your December 29, 2012 Form 10-K define your reporting units for goodwill impairment testing purposes to be one level below your reportable segments. Since the goodwill impairment test involves the use of estimated expected future cash flows for each reporting unit, please explain how you determined that your cash flows for the Gulf Coast offices were not separately distinguishable.
- You indicate that you do not track your labor burdens specific to office locations, however, your disclosures indicate that you transferred approximately 900 employees to the purchaser in connection with the disposition. Please tell us why these employees were transferred if they were not specific to the Gulf Coast office location and please also tell us how you determined which employees to transfer to the purchaser.

If you conclude that your Gulf Coast offices represent a component of your entity, please also reassess whether their results should be classified as discontinued operations pursuant to ASC 205-45-1.

2. As a related matter, please quantify for us the number and percentage of your current Engineering & Construction segment customers (after the Gulf Coast disposition) that were also active customers of your Gulf Coast operations prior to the disposition. Please also quantify for us the amount of revenues generated from these customers during the year ended December 31, 2012 and the nine months ended September 28, 2013 as well as any backlog for these customers as of September 28, 2013.

You may contact Lisa Etheredge, Staff Accountant at (202) 551-3424 or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or Era Anagnosti, Staff Attorney, at (202) 551-3369 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief

cc: Mark Hess, Chief Financial Officer (via e-mail)